EXHIBIT 99-1


                              LETTER TO SHAREOWNERS

                                                PEI
                                                Pennsylvania Enterprises, Inc.
Thomas F. Karam
President & CEO

                                                April 23, 1999


Dear Shareowner:

      As a result of the Company's reduced need for common stock equity and after carefully considering the matter, we have concluded to SUSPEND THE SUPPLEMENTAL CASH PURCHASE AND 5% DISCOUNT FROM MARKET PRICE features of our Dividend Reinvestment and Stock Purchase Plan (the "Plan"), effective April 19, 1999. You may continue to reinvest dividends, but stock will be purchased at the average market price as defined in the Plan Prospectus without a discount. A copy of the Plan Prospectus dated April 19, 1999, reflecting these changes is enclosed.

      If you currently participate in the Plan and reinvest dividends and WISH TO CONTINUE TO DO SO, NO ACTION IS REQUIRED BY YOU. We believe that the Plan is still a convenient and economical way to invest. The Company will continue to administer the Plan at its own expense and no brokerage fee or commission will be charged to any shareowner on the purchase of shares under the Plan.

      If you have submitted a supplemental cash payment subsequent to April 8, 1999, the deadline for the most recent investment date, it will be returned to you promptly.

      If you reinvest dividends through the Plan and WISH TO CHANGE YOUR PARTICIPATION, YOU MUST NOTIFY CHASEMELLON SHAREHOLDER SERVICES, OUR AGENT FOR THE PLAN, BY MAY 28, 1999, for the change to be effective for the June dividend. You may call ChaseMellon Shareholder Services toll-free at 1-800-851-9677 with your change. Please have your account number ready when you call and state whether you wish to change the number of shares participating or terminate your Plan account (and either sell all your shares or receive a certificate for full shares and a check for fractional shares).

      If circumstances change and if the Company determines that it is desirable to reinstate either of the suspended features, the Company will notify all shareowners.

                                                Sincerely,
Encl.


One PEI Center
Wilkes-Barre, PA 18711-0601
Local Office:  (717) 829-8600
Direct Dial:  (717) 829-8888
Fax:  (717) 829-8914